UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 15

CERTIFICATION AND NOTICE OF TERMINATION OF REGISTRATION

UNDER SECTION 12(g) OF THE SECURITIES EXCHANGE ACT OF 1934

OR SUSPENSION OF DUTY TO FILE REPORTS UNDER SECTIONS 13 AND 15(d)

OF THE SECURITIES EXCHANGE ACT OF 1934.

Commission File Number: 333-251962

SeaStar Medical Holding Corporation

(Exact name of registrant as specified in its charter)

3513 Brighton Blvd, Suite 410

Denver, Colorado 80216

(844) 427-8100

(Address, including zip code, and telephone number, including area code, of registrant’s principal executive offices)

Units, each consisting of one share of Class A Common Stock and one Warrant

(Title of each class of securities covered by this Form)

None

(Titles of all other classes of securities for which a duty to file reports under section 13(a) or 15(d) remains)

Please place an X in the box(es) to designate the appropriate rule provision(s) relied upon to terminate or suspend the duty to file reports:

Rule 12g-4(a)(1)	☒
Rule 12g-4(a)(2)	☐
Rule 12h-3(b)(1)(i)	☒
Rule 12h-3(b)(1)(ii)	☐
Rule 15d-6	☐
Rule 15d-22(b)	☐

Approximate number of holders of record as of the certification or notice date: 0 holders*

Explanatory Note:

* On October 28, 2022, LMF Acquisition Opportunities, Inc. (“LMAO”), a Delaware corporation, consummated a series of transactions that resulted in the combination of LMF Merger Sub, Inc., a Delaware corporation and a wholly-owned subsidiary of LMAO (“Merger Sub”), and SeaStar Medical, Inc., a Delaware corporation (“SeaStar Medical”), pursuant to an Agreement and Plan of Merger, dated April 21, 2022 (the “Merger Agreement”), by and among LMAO, Merger Sub and SeaStar Medical, as described further below. Pursuant to the terms of the Merger Agreement, a business combination between LMAO and SeaStar Medical was effected through the merger of Merger Sub with and into SeaStar Medical, with SeaStar Medical surviving the merger as a wholly-owned subsidiary of LMAO (the “Business Combination”), following the approval by shareholders of LMAO at the special meeting of the stockholders of LMAO held on October 18, 2022, 2022. Following the consummation of the Business Combination, LMAO was renamed “SeaStar Medical Holding Corporation.”

Pursuant to the requirements of the Securities Exchange Act of 1934, as amended, SeaStar Medical Holding Corporation has caused this certification/notice to be signed on its behalf by the undersigned duly authorized person.

SEASTAR MEDICAL HOLDING CORPORATION

Date: November 8, 2022	By:	/s/ Eric Schlorff
	Name:	Eric Schlorff
	Title:	Chief Executive Officer